OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERVOICE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461142 10 1

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 461142 10 1

1.	Name of Reporting Person: David W. Brandenburg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,656,245

		6.	Shared Voting Power: 213,846

		7.	Sole Dispositive Power: 1,656,245

		8.	Shared Dispositive Power: 213,846

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,870,091

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):
5.2% based on 35,968,190 shares that include 35,204,690 shares of common stock outstanding as set forth in Company’s most recently filed 10-Q plus 763,500 options that are either currently exercisable by Mr. Brandenburg or are exercisable within 60 days after December 31, 2003.

12.	Type of Reporting Person: IN

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

Item 1.

(a)	Name of Issuer: INTERVOICE, INC.

(b)	Address of Issuer’s Principal Executive Offices: 17811 Waterview Parkway, Dallas, Texas 75252

Item 2.

(a)	Name of Person Filing: David W. Brandenburg

(b)	Address of Principal Business Office or, if none, Residence:

17811 Waterview Parkway, Dallas, Texas 75252

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, without Par Value

(e)	CUSIP Number 461142 10 1

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,870,091. (1)

(b)	Percent of class: 5.2%. (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,656,245. (3)

(ii)	Shared power to vote or to direct the vote 213,846. (4)

(iii)	Sole power to dispose or to direct the disposition of 1,656,245. (3)

(iv)	Shared power to dispose or to direct the disposition of 213,846. (4)

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

NOT APPLICABLE

(1)	Mr. Brandenburg directly holds 892,745 shares of Intervoice common stock and indirectly holds 213,846 shares through his spouse. Additionally, Mr. Brandenburg has 763,500 shares subject to stock options that are either currently exercisable by Mr. Brandenburg or are exercisable within 60 days after December 31, 2003.

(2)	Based on 35,968,190 which includes 35,204,690 shares of common stock outstanding as set forth in the Company’s most recently filed 10-Q plus 763,500 options are either currently exercisable by Mr. Brandenburg or are exercisable within 60 days after December 31, 2003.

(3)	Mr. Brandenburg has the sole power to vote, direct to vote, dispose of, or direct the disposition of 1,656,245 which includes Mr. Brandenburg’s direct holdings of 892,745 plus the 763,500 shares that are subject to stock options that are currently exercisable or are exercisable within 60 days after December 31, 2003.

(4)	Mr. Brandenburg shares with his spouse the right to vote and dispose of the 213,846 shares owned by his spouse

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

NOT APPLICABLE

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

NOT APPLICABLE

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2004
Date

/s/ David W. Brandenburg
Signature

David W. Brandenburg